UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ON TRACK INNOVATIONS LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE ORDINARY SHARES
(Title of Class of Securities)

M8791A109
(CUSIP Number of Class of Securities of Underlying Ordinary Shares)

Ohad Bashan
OTI America, Inc.
2 Executive Drive, Suite 740
Fort Lee, New Jersey 07024
(201) 944-5200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:
David P. Stone, Esq.
767 Fifth Avenue
New York, New York 10153-0119
Telephone: (212) 310-8430 Facsimile: (212) 310-8007

Howard E. Berkenblit, Esq.
ZAG/S&W LLP
One Post Office Square
Boston, Massachusetts 02109
Telephone: (617) 228-2800 Facsimile: (617) 338-2880

CALCULATION OF FILING FEE:

Transaction valuation (1)	Amount of filing fee (1) (2)

$ 57,991,269.81	$ 6,205.07 *

* Previously paid

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer, as more particularly described below, for a period of twenty (20) business days, is made to holders of options to purchase 4,485,017 ordinary shares of On Track Innovations Ltd. The transaction value is calculated pursuant to Rule 0-11(b)(2) and 0-11(a)(4) using the average of the high and low sales price of the issuer’s Ordinary Shares underlying the options on April 7, 2006.

(2)	Calculated by multiplying the Transaction valuation by 0.0001070.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Files:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the Federal securities laws.

Item 1.	SUMMARY TERM SHEET

This statement relates to an offer (the “Offer”) by On Track Innovations Ltd., incorporated in the State of Israel (the “Company”), to each of the Company’s and the Company’s subsidiaries’ employees, and the Company’s directors and office holders (the term “office holder” includes a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer, but for purposes of the Offer excludes “External Directors,” as such term is defined in the Israeli Companies Law of 1999) (each a “Holder”) who hold outstanding options to purchase an aggregate of 4,485,017 ordinary shares nominal value NIS 0.1 per share, of the Company (“Ordinary Shares”) (the “Options”), which were issued by the Company pursuant to the terms of the Company’s 2001 Share Option Plan or the Company’s 1995 Share Option Plan, which was superseded by the 2001 Share Option Plan, as amended (collectively, the “Share Option Plan”), as of 12:01 a.m., U.S. Eastern Time, on April 11, 2006 (the “Offer Date”) to exercise all of his or her outstanding Options into such number of Ordinary Shares (each a “Share” and together, the “Shares”) based on the Black-Scholes pricing model according to the following principles (the “Alternative Option Exercise Mechanism”). For purposes of the Offer, unless otherwise specified, the term “exercise” as used herein, and in all other documents related to the Offer, including the Offer Letter, the Letter of Transmittal, the Vested Option Lock-Up Agreement, the Non-Vested Option Lock-Up Agreement and the Irrevocable Proxy, shall mean the acceptance by the Holder of the Offer and the tender of the Options to the Company by the Holder in exchange for Shares.

—	Each Option tendered shall be exercised without a cash payment into such number of Shares, the number of which is equal to a fraction, the numerator of which is the economic value of the Option on March 21, 2006, the date the Offer was approved by the Company’s shareholders, (based on the Black-Scholes model) and the denominator is $15.04, the closing market price of the Shares on NASDAQ on such date.

The Company will use the Black-Scholes valuation model, which is intended for use in estimating the fair value of options, to determine the value of the Options. Option valuation models, such as Black-Scholes, require the input of subjective assumptions, including the expected stock price volatility and the expected life of the options before exercise, which greatly effect the calculated fair value. The Company has engaged an economic consulting firm to determine the value of the Options pursuant to the Black-Scholes model.

For example, if an employee holds options, the Black-Scholes value of which is $3,008, and the closing price per share on NASDAQ on March 21, 2006 was $15.04, the Holder, upon tender of such options under the terms of the Offer, would receive 200 Shares ($3,008 divided by $15.04).

Below is an illustrative table setting forth the approximate number of Shares to which each Option Holder would be entitled to receive upon exercise, per 100 options exercised, based on the actual exercise prices or ranges of exercise prices, and the grant date of the Company’s outstanding Options.

Grant Date	Exercise Prices or Range of Exercise Prices (in U.S. Dollars)	Hypothetical Amount of Options	Approximate Number of Shares to be Received

3/2001	32	100	44
11/2001	42.50	100	39
8/2001	21.10	100	56
5/2002	9.00-9.82	100	71-74
7/2002	10.00	100	48
11/2002	6.22-7.08	100	62-66
3/2003	3.88	100	78
5/2003	3.54	100	80
8/2003	2.75	100	84
10/2003	4.65	100	76
11/2003	4.15-6.11	100	74-81
2/2004	9.18-9.45	100	21-62
3/2004	9.85-10.37	100	59-60
6/2004	6.32-14.00	100	53-72
8/2004	3.25-8.16	100	67-84
11/2004	4.82-8.56	100	67-78
3/2005	8.10	100	68
5/2005	13.33	100	60
8/2005	12.66	100	62
9/2005	11.24-11.48	100	65-66
11/2005	13.43	100	62

Please note the foregoing are for illustrative purposes only.

Because the Black-Scholes value will be different for each Holder’s Options, we have set up the following e-mail address so that Holders may obtain the exact Black-Scholes value of their Options for purposes of the Offer as well as the number of Shares to be received if the Holder accepts the Offer: optionstoshares@otiglobal.com. The Company strongly encourages Holders to contact the Company to obtain this information or to ask any other questions he or she might have before deciding whether or not to accept the Offer.

—	Each Holder who holds Options that are vested in accordance with the original terms of the applicable outstanding Option agreement between the Company and the Holder (“Vested Options”), as of the Offer Date, may, pursuant to the Alternative Option Exercise Mechanism, in accordance with the Offer, exercise Vested Options into Shares (“Vested Option Shares”), provided, however, that such Holder will be required to enter into a thirty-three (33) month lock-up arrangement (the “Vested Option Lock Up Agreement”) with respect to 82.5% of the Vested Option Shares with 7.5% of the Vested Option Shares to be released from the lock-up at the end of each calendar quarter commencing with the first quarter ending after the Offer Date.

—	Each Holder who holds Options that are not vested in accordance with the original terms of the applicable Option agreement between the Company and the Holder (“Non-Vested Options”), as of the Offer Date, may, pursuant to the Alternative Option Exercise Mechanism, in accordance with the Offer, exercise Non-Vested Options into Shares (“Non-Vested Option Shares”); provided, however, that such Holder will be required to enter into a lock-up arrangement (the “Non-Vested Option Lock-Up Agreement”) wherein the Non-Vested Option Shares shall be restricted or locked-up in accordance with the vesting period, as provided for in the original terms of the Option agreement. If the vesting of the Non-Vested Options is subject to the Holder’s continued employment or relationship with the Company, or the general terms of the Non-Vested Options expire as a result of termination of the Holder’s employment for cause or due to the Holder’s death or disability (“Non-Vested Option Termination Provisions”), such Non-Vested Option Termination Provisions shall apply to the Non-Vested Option Shares issued pursuant to the Offer. Holders may be required to forfeit Non-Vested Option Shares to the Company if, in accordance with the terms of the applicable Non-Vested Option agreement, the occurrence of any events covered by the Non-Vested Option Termination Provisions would require the Holder to forfeit their Options.

—	Each Holder will be required to sign an irrevocable proxy (the “Irrevocable Proxy”) pursuant to which the voting rights associated with the Shares shall be granted to the Company’s Chairman on behalf of the Board of Directors, or to whom the Company’s Board of Directors will instruct, until the sale or transfer of the Shares to an unaffiliated third party. Until the sale or transfer to an unaffiliated third party, such Irrevocable Proxy will be binding upon the permitted successors and assigns of the Holder.

—	Each Holder shall have a period of 25 business days from the Offer Date to accept the Offer to exercise all, and not less than all, of his or her outstanding Options (whether Vested Options or Non-Vested Options) pursuant to the Alternative Option Exercise Mechanism. The Offer shall terminate on at 12:00 a.m., midnight, U.S. Eastern Time on the night of May 16, 2006 (the “Exercise Date”). In the event the Holder does not accept the Offer to exercise Options pursuant to the Alternative Option Exercise Mechanism, the original terms of the Option agreement and the Share Option Plan shall continue to apply and such Option may be exercised in accordance with its terms.

The requirement that Holders enter into the Vested Option Lock-Up Agreement and the Non-Vested Lock-Up Agreement, as applicable, and an Irrevocable Proxy is a part of the consideration given to the Company in return for giving Holders the opportunity to receive what the Company perceives as more favorable economic terms, consistent with the compensatory purpose of the Offer. In addition, shares replacing options that are unvested will bear a lock-up period similar to their original vesting schedule.

The Board of Directors of the Company approved the Alternative Option Exercise Mechanism on February 12, 2006. Further, the shareholders of the Company approved the Alternative Option Exercise Mechanism at an extraordinary meeting of the shareholders on March 21, 2006.

A detailed discussion of the Offer is contained in the Offer Letter filed as Exhibit (a)(1)(A) to this Schedule TO.

Item 2.	SUBJECT COMPANY INFORMATION

(a)	The name of the subject company and issuer is On Track Innovations Ltd., an Israeli company. The address of the Company’s principal executive office is Z.H.R. Industrial Zone, P.O. Box 32, Rosh Pina, Israel 12000 and its telephone number is (011) 972-4-686-8000.

(b)	As of March 21, 2006, the Company had outstanding Options to acquire an aggregate of 4,485,017 Ordinary Shares that were issued pursuant to the Share Option Plan, which are subject to the Offer.

(c)	There is currently no established trading market for the Options.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) The Company is the filing person and the subject company. Please see the information set forth under Item 2(a) above.

The Name and address of each executive officer and director of the Company is as follows:

Oded Bashan	Ronnie Gilboa
Chairman of the Board of Directors,	Director and Vice President of Projects
President and Chief Executive Officer	Moshav Bait Hilel
Rosh Pina Hachalutzim 8	Israel
Israel

Ohad Bashan	Guy Shafran
Director and Chief Marketing Officer	Chief Financial Officer
82 Susan Drive	On Track Innovations Ltd.
Closter, NJ	Z.H.R. Industrial Zone
USA	P.O. Box 32
Rosh Pina, Israel

Eli Akavia	Professor Liora Katzenstein
Independent Director	External Director
Hatomer 57	Brodetzky 36
Ramat Hasharon	Tel Aviv
Israel	Israel

Eliezer Manor	Shlomi Tusia-Cohen
External Director	External Director
Moshav Tal Shahar	Hativat Harel 14/65, Modi'in
Israel	Israel

Item 4.	TERMS OF THE TRANSACTION

(a) The Company is offering Holders of Options, which were issued pursuant to the Share Option Plan, the opportunity to exercise such Options for Shares in accordance with the Alternative Option Exercise Mechanism. The number of Shares issued pursuant to the Alternative Option Exercise Mechanism will be determined in accordance with the terms of each Option. The Offer is subject to certain conditions consisting of completion by each Holder of a Letter of Transmittal, the execution by each Holder of a Vested Option Lock-Up Agreement and a Non-Vested Lock-Up Agreement, to the extent applicable, and the execution by each Holder of an Irrevocable Proxy.

Holders whose employment or relationship with the Company terminates for any reason, or Holders who receive or submit a notice of termination before the Offer expires and prior to their acceptance of the Offer, will no longer be eligible to participate in the Offer, and the Company will not accept such Holder’s Options for exercise pursuant to the Alternative Option Exercise Mechanism. The general terms of the Option will continue to apply.

Material tax consequences of acceptance of the Offer can be found in the Offer Letter under the section entitled “Material U.S. and Israeli Tax Consequences.”

The Offer is primarily being made for a compensatory purpose in order to give Holders the potential to receive greater value for their Options than they would otherwise receive if they did not accept the Offer and exercised their Options according to their terms. The Company believes the Offer is an important way to reward its employees that currently hold options for their contributions to the Company. The Offer would also have the effect of reducing the number of Options outstanding and providing greater certainty to investors and potential investors regarding the number of Ordinary Shares outstanding. The Offer to exercise Options pursuant to the Alternative Option Exercise Mechanism will commence on the Offer Date and terminate on the Exercise Date at which point the general terms of the Option agreement and the Share Option Plan shall resume and continue to apply. A detailed discussion of the Offer, including discussion of the procedures for exercising Options, and the conditions and terms under which the Offer may be extended, is contained in the Offer Letter filed herewith as Exhibit (a)(1)(A) to this Schedule TO/A, which is incorporated herein by reference.

(b) As of the close of business on March 21, 2006, our executive officers and directors (eight persons) as a group held options unexercised and outstanding under the Share Option Plan to purchase a total of 2,137,524 of Ordinary Shares, which represent approximately 12.2% of the Ordinary Shares of the Company on a fully diluted basis subject to all options outstanding under the Stock Option Plan as of that date. It is important to note, however, that External Directors are not considered Holders for purposes of the Offer and, therefore, may not participate in the Offer.

The following table below sets forth the beneficial ownership of each of our executive officers and directors of Options outstanding as of the close of business on March 21, 2006 issued under the Stock Option Plan. The percentages in the table below are based on the total number of outstanding options to purchase Ordinary Shares under the Stock Option Plan, which was 4,758,717 as of the close of business on March 21, 2006. The address of each executive officer and director can be found in Item 3 above.

Name	Position	Number of Ordinary Shares Underlying Stock Options	Percentage of Total Outstanding Stock Options

Oded Bashan	Chairman of the Board of Directors,
	President and
	Chief Executive Officer	1,061,250	22.3%
Ronnie Gilboa	Director and
	Vice President of Projects	231,500	4.9%
Ohad Bashan	Director and Chief Marketing Officer	494,707	10.4%
Guy Shafran	Chief Financial Officer	97,067	2.1%
Eli Akavia	Independent Director	65,000	1.4%
Professor Liora Katzenstein	External Director	69,500	1.5%
Eliezer Manor	External Director	78,500	1.7%
Shlomo Toussia-Cohen	External Director	40,000	0.8%
Total		2,137,524	44.9%

Neither the Company nor, to the best of the Company’s knowledge, any of the Company’s executive officers or directors, nor any affiliates of the Company, were engaged in transactions involving options to purchase Ordinary Shares or purchases under the Stock Option Plan, or in transactions involving Ordinary Shares during the past 60 days before and including the Offer Date.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Please see information set forth under Item 4(b) above.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The Offer is primarily being made for a compensatory purpose in order to give Holders the potential to receive greater value for their Options than they would otherwise receive if they did not accept the Offer, and exercised their Options according to their terms. The Company believes the Offer is an important way to reward its employees that currently hold options for their contributions to the Company. The Offer would also have the effect of reducing the number of Options outstanding and providing greater certainty to investors and potential investors regarding the number of Ordinary Shares outstanding.

(b) Not applicable.

(c) No plans or proposals described in this Schedule TO or in any materials sent to the Holders of the Options in connection with this tender offer relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1)-(8), and (10). The exercise of the Options pursuant to the Alternative Exercise Option Mechanism would trigger the acquisition by such exercising Holders of additional Ordinary Shares of the Issuer.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Not applicable.

(b) Not applicable.

(d) Not applicable.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Please see information set forth under Item 4(b) above.

(b) Please see information set forth under Item 4(b) above.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No persons or classes of persons have been directly or indirectly employed, retained, or compensated to make solicitations or recommendations in connection with the Offer.

Item 10.	FINANCIAL STATEMENTS.

(a) The Company incorporates by reference herein the Company’s financial statements for the fiscal year ended December 31, 2005 that were furnished in the Company’s Report of Foreign Private Issuer on Form 6-K, dated March 31, 2006. The full text of the Report of Foreign Private Issuer on Form 6-K, dated March 31, 2006, as filed with the U.S. Securities and Exchange Commission (“SEC”), can be accessed electronically on the SEC’s website at www.sec.gov.

(b) None.

Item 11.	ADDITIONAL INFORMATION.

(a)(1) There are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer other than those described in Item 4(b).

(2) There are no applicable regulatory requirements or approvals needed for the Offer (other than the approval by the Company’s shareholders, which has already been obtained).

(3) There are no applicable anti-trust laws.

(4) The margin requirements of Section 7 are inapplicable.

(5) None.

(b) None.

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)(1)(A)	Offer Letter to Option Holders and Letter of Transmittal, dated April 11, 2006 (filed herewith)

(a)(1)(B)	Form of Vested Option Lock-Up Agreement

(a)(1)(C)	Form of Non-Vested Option Lock-Up Agreement

(a)(1)(D)	Form of Irrevocable Proxy

(b)	Not applicable.

(d)(1)	The Company’s 1995 Stock Option Plan, as amended (filed as Exhibit 10.1 to an amendment to the Company’s Registration Statement on Form F-1, filed with the Securities Exchange Commission on September 11, 2002, and incorporated herein by reference.)

(d)(2)	The Company’s 2001 Stock Option Plan (filed as Exhibit 10.31 to the Company’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on June 14, 2002, and incorporated herein by reference.)

(g) None.

(h) None.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ON TRACK INNOVATIONS LTD. BY: /S/ Oded Bashan —————————————— Oded Bashan President & Chief Executive Officer

Date: May 9, 2006